Mail Stop 3561

April 8, 2009

Yu Kwai Chong
Chief Executive Officer and President
Fuqi International, Inc.
5/Fl, Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 51809
Peoples Republic of China

> **Re:** **Fuqi International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33758**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 41
(A) Disclosure Controls and Procedures, page 41

1. You state in the second paragraph of the above referenced section that management carried out its evaluation "[a]s required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act." The rules you cite provide the definition of "disclosure

controls and procedures" but do not require management's evaluation. Please revise to cite the subsection that requires management's evaluation of your disclosure controls and procedures and only cite the rule that is applicable to your reporting status. See Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934.

(B) Report of Management on Internal Control Over Financial Reporting, page 41

2. We note that the first material weakness you identify in your internal control over financial reporting on page 42 appears to significantly overlap with the first and second significant deficiencies you identified in your Form 10-K for fiscal year ended December 31, 2007. In light of this overlap, please discuss the analysis management conducted and factors considered in determining that your inability to maintain effective control over the period-end closing process constitutes a material weakness as opposed to a significant deficiency. Please make sure to address any differences from management's analysis and factors considered for fiscal year ended December 31, 2007, including quantitative and qualitative factors considered in concluding that the significant deficiency when combined with other significant deficiencies was not a material weakness.

3. We note that pages 35 and 36 of your Form 10-K for fiscal year ended December 31, 2007 set forth nine remediation measures that you have implemented or intended to implement to resolve the significant deficiencies you identified in your internal control over financial reporting. Please discuss the status of the implementation of these remediation measures in 2008. In this regard, we note that several of the remediation measures set forth on page 42 overlap with the remediation measures included in your Form 10-K for the fiscal year ended December 31, 2007. Your disclosure should clearly indicate whether the remediation measures have been recently implemented or are ongoing in their implementation.

4. Please discuss the potential impact and importance to the financial statements of the identified material weaknesses and the degree to which the material weaknesses have a pervasive impact on internal control over financial reporting. Such disclosures should indentify the nature of the adjustments detected by the auditors and the impacted financial statement line items in sufficient detail to allow investors to determine the pervasiveness of the effects of the material weaknesses on internal control over financial reporting.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
       (via Facsimile)